EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 21, 2012 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released unaudited interim financial information for the three and six months ended June 30, 2012 as follows:

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2012	2012	2011	2012	2012
	CNY	CNY	US$	CNY	CNY	US$

REVENUE	59,977	37,841	5,950	68,070	66,903	10,519
COST OF SALES	(38,786)	(22,344)	(3,513)	(43,853)	(38,687)	(6,083)
GROSS PROFIT	21,191	15,497	2,437	24,217	28,216	4,436

SELLING AND DISTRIBUTION EXPENSES	(849)	(840)	(132)	(1,614)	(1,525)	(240)
ADMINISTRATIVE EXPENSES	(17,383)	(21,203)	(3,334)	(33,837)	(39,166)	(6,159)
OTHER OPEARTING EXPENSES	—	(3,591)	(565)	—	(4,704)	(739)
OPERATING PROFIT (LOSS)	2,959	(10,137)	(1,594)	(11,234)	(17,179)	(2,702)
FINANCE COST	(6,561)	(11,368)	(1,787)	(11,831)	(20,818)	(3,273)
INTEREST INCOME	246	905	142	372	1,695	267
NON-OPERATING INCOME (EXPENSE), NET	19	(858)	(134)	(54)	(889)	(140)
LOSS BEFORE INCOME TAX	(3,337)	(21,458)	(3,373)	(22,747)	(37,191)	(5,848)
INCOME TAX EXPENSE	(4,446)	(7,078)	(1,113)	(5,825)	(8,361)	(1,315)
LOSS FOR THE PERIOD	(7,783)	(28,536)	(4,486)	(28,572)	(45,552)	(7,163)

ATTRIBUTABLE TO:
Owners of the Company	(7,565)	(28,547)	(4,488)	(28,241)	(47,707)	(7,502)
Non-controlling interests	(218)	11	2	(331)	2,155	339
	(7,783)	(28,536)	(4,486)	(28,572)	(45,552)	(7,163)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic	(0.33)	(1.15)	(0.18)	(1.24)	(1.92)	(0.30)

Diluted	(0.33)	(1.15)	(0.18)	(1.24)	(1.92)	(0.30)

LOSS FOR THE PERIOD	(7,783)	(28,536)	(4,486)	(28,572)	(45,552)	(7,163)

Other comprehensive income (loss):
Foreign currency translation adjustments	5,394	(2,794)	(439)	8,279	(2,579)	(406)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(2,389)	(31,330)	(4,925)	(20,293)	(48,131)	(7,569)

Attributable to:
Owners of the Company	(2,171)	(31,341)	(4,927)	(19,962)	(50,286)	(7,908)
Non-controlling interests	(218)	11	2	(331)	2,155	339
	(2,389)	(31,330)	(4,925)	(20,293)	(48,131)	(7,569)

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Amounts in thousands, except share data)

	December 31,	June 30,	June 30,
	2011	2012	2012
	CNY	CNY	US$
		(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	2,053,173	2,166,287	340,611
Rehabilitation fund	26,019	33,507	5,268
Prepayments	80,418	141,488	22,247
Deferred tax assets	2,825	2,384	375

TOTAL NON-CURRENT ASSETS	2,162,435	2,343,666	368,501

CURRENT ASSETS
Inventories	11,787	16,864	2,652
Trade and bill receivables	31,205	15,699	2,468
Prepayments	13,091	12,525	1,969
Other receivables	21,289	28,435	4,471
Due from related companies	774	—	—
Restricted bank deposits	21,000	10,791	1,697
Term deposits with an original maturity over three months	20,000	20,000	3,145
Cash and cash equivalents	136,587	289,184	45,469

TOTAL CURRENT ASSETS	255,733	393,498	61,871

TOTAL ASSETS	2,418,168	2,737,164	430,372

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bill payables	70,882	76,113	11,967
Other payables and accrued liabilities	52,173	53,923	8,478
Interest bearing loans	225,000	297,000	46,698
Due to related companies	184,477	342,777	53,896
Interest payable	5,979	5,742	903
Taxes payable	23,923	28,334	4,456
Mining rights payable	22,612	20,860	3,280

TOTAL CURRENT LIABILITIES	585,046	824,749	129,678
NET CURRENT LIABILITIES	(329,313)	(431,251)	(67,807)
TOTAL ASSETS LESS CURRENT LIABILITIES	1,833,122	1,912,415	300,694

NON-CURRENT LIABILITIES
Interest bearing loans	523,742	656,742	103,261
Due to the Shareholder	262,657	265,247	41,706
Interest payable	18,205	20,070	3,156
Deferred tax liabilities	290,043	291,017	45,757
Mining rights payable	103,378	91,718	14,421
Asset retirement obligations	9,204	9,861	1,550

TOTAL NON-CURRENT LIABILITIES	1,207,229	1,334,655	209,851

TOTAL LIABILITIES	1,792,275	2,159,404	339,529

EQUITY
Issued capital	312,081	312,081	49,069
Other capital reserves	536,872	536,872	84,414
Reserves	19,209	57,231	8,998
Accumulated losses	(322,714)	(408,445)	(64,221)
Other comprehensive losses	(5,240)	(7,820)	(1,230)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	540,208	489,919	77,030
NON-CONTROLLING INTERESTS	85,685	87,841	13,813
TOTAL EQUITY	625,893	577,760	90,843

TOTAL LIABILITIES AND EQUITY	2,418,168	2,737,164	430,372

For the convenience of the reader, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.36 as quoted by Bloomberg Finance L.P. as of June 30, 2012. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2012 (unaudited) and the condensed consolidated balance sheet as of June 30, 2012 (unaudited) are derived from, and should be read in conjunction with, the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2012 and 2011, which was filed with the Securities and Exchange Commission on December 21, 2012 under cover of Form 6-K. The results of operations for the six months ended June 30, 2012 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2012.

Mr. Feilie Li, the Company's Chairman and CEO, commented on the 2012 interim results: "In view of the continuing economic growth in the PRC, we believe that demand for coal, in particular coal used in the chemical industry, will continue to be robust in the medium and long run. We are positive about the prospects for the coal mining industry in the PRC and we will continue to pursue growth through acquisition and consolidation of small to medium sized coal mines in Guizhou province.”

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mine primarily located in Anhui Province in the PRC, and (b) the acquisition, exploration, development and production of coal resources in Guizhou Province in the PRC.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.

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